FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK ANNOUNCES RESULTS OF SHARE AND WARRANT REPURCHASING PROGRAM AND PROVIDES AN UPDATE ON THE NUMBER OF SHARES AND WARRANTS OUTSTANDING

Athens, Greece, May 29, 2008 - Star Bulk Carriers Corp. (NASDAQ: SBLK), announced today that as of the dividend record date of May 16, 2008 the Company’s outstanding shares of common stock (NASDAQ: SBLK) and warrants (NASDAQ: SBLKW) were 53,840,496 and 6,459,573 respectively.

At the time of the Redomiciliation Merger on November 30, 2007, the Company had 41,564,569 shares of common stock and 20,000,000 warrants outstanding. Since then, 12,177,927 warrants have been converted to shares of common stock and, consequently, the Company has received to date proceeds of $97,423,416.

The Company, under the share and warrant repurchase program announced on January 24, 2008 has repurchased 52,000 shares of common stock for $586,706 (average $11.28 per share) and 1,362,500 warrants for $5,474,363 (average $4.02 per warrant). The Company paid a grand total of $6,061,069 for the repurchased securities leaving $43,938,931 of repurchasing capacity in Star Bulk’s $50,000,000 share and warrant buyback program

Akis Tsirigakis, President and CEO of Star Bulk commented: "We wished to update our investors that about 61% of the Company’s warrants have been already converted to common shares and another 7% approximately have been bought back, thereby significantly reducing the perceived overhang. In addition, a substantial number of warrant holders decided to convert and became shareholders in order to benefit from the Company’s high yielding dividend and, in turn, the Company received proceeds in excess of $97 million significantly strengthening our already robust balance sheet and reinforcing our ability to execute our fleet expansion. We believe this has been a positive development for everyone.”l

The following table sets forth summary information regarding Star Bulk's number of outstanding shares of common stock and warrants as of May 16, 2008:

	COMMON STOCK	WARRANTS
Initial Number Outstanding– Nov. 30, 2008	41,564,569	20,000,000
Repurchasing Program	(52,000)	(1.362,500)
Equity Incentive Plan	150,000	-
Conversions	12,177,927	12,177,927
Outstanding as of May 16, 2008	53,840,496	6,459,573

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers, plus definitive agreements to acquire one Supramax dry bulk carrier and sell its Panamax dry bulk carrier. The total fleet of twelve vessels consists of three Capesize, one Panamax and eight Supramax dry bulk vessels with an average age of approximately 9.7 years and a combined cargo carrying capacity of approximately 1,033,850 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
www.starbulk.com

E-mail: ir@starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated May 29, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President